Exhibit 4.58

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 16, 2026, in connection with Fazenda Rio do Meio

Parties: Agrifirma Bahia Agropecuária Ltda., as seller, and A. C. D. I. Ltda., as buyer (the “Parties”).

Purpose: Private instrument among the Parties, dated September 16, 2026, for the sale of 540.31 hectares of farmland in the Municipality of Correntina, in the State of Bahia, at a price equivalent to 425 bags of soybeans per arable hectare, for a total amount of 170,505.75 bags of soybeans, to be paid in a single installment due on September 30, 2026.